Exhibit 99.1

Qudian Inc. Reports First Quarter 2024

Unaudited Financial Results

XIAMEN, China, June 13, 2024/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced its unaudited financial results for the quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights:

•	Total revenues were RMB55.8 million (US$7.7 million), compared to RMB21.9 million for the same period of last year
•	Net loss attributable to Qudian’s shareholders was RMB73.6 million (US$10.2 million), compared to net income of RMB414.3 million for the same period of last year; net loss per diluted ADS was RMB0.38 (US$0.05) for the first quarter of 2024
•	Non-GAAP net loss attributable to Qudian’s shareholders was RMB73.5 million (US$10.2 million), compared to Non-GAAP net income of RMB416.0 million for the same period of last year. We exclude share-based compensation expenses from our non-GAAP measures. Non-GAAP net loss per diluted ADS was RMB0.38 (US$0.05) for the first quarter of 2024

“We are pleased to announce the exciting advancements in the development of our smart last-mile delivery business, which generated approximately RMB53.8 million in revenue in first quarter of 2024, compared to RMB0.3 million for the first quarter of 2023,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “Moving forward, we remain steadfast in our commitment to executing our business transition and simultaneously maintaining prudent cash management to safeguard our balance sheet.”

First Quarter Financial Results

Total revenues were RMB55.8 million (US$7.7 million), representing an increase of 155.5% from RMB21.9 million for the first quarter of 2023.

Sales income and others increased to RMB55.8 million (US$7.7 million), which was mostly attributable to sales income generated by last-mile delivery business, compared with RMB21.9 million for the first quarter of 2023, which was mainly attributable to sales income generated by QD Food business. We have completely wound down the QD Food business in 2023.

Total operating costs and expenses increased to RMB128.4 million (US$17.8 million) from RMB83.9 million for the first quarter of 2023.

Cost of revenues increased to RMB58.0 million (US$8.0 million), which was mostly derived from cost related to last-mile delivery business, compared with RMB22.8 million for the first quarter of 2023, which mainly comprises cost related to QD Food business.

General and administrative expenses increased by 11.8% to RMB57.3 million (US$7.9 million) from RMB51.2 million for the first quarter of 2023, primarily due to the increase in staff head count as the Company continues to explore new business opportunities, which led to a corresponding increase in staff salaries.

Research and development expenses increased by 51.5% to RMB15.9 million (US$2.2 million) from RMB10.5 million for the first quarter of 2023, primarily due to the increase in staff head count as the Company continues to explore new business opportunities, which led to a corresponding increase in staff salaries.

Loss from operations was RMB72.5 million (US$10.0 million), compared to RMB28.9 million for the first quarter of 2023.

Interest and investment income, net decreased by 77.5% to RMB54.2 million (US$7.5 million) from RMB241.3 million for the first quarter of 2023, mainly due to the decrease of income from investments in the first quarter of 2024.

Gain/(loss) on derivative instrument was a loss of RMB36.5 million (US$5.1 million), compared to a gain of RMB286.9 million for the first quarter of 2023, mainly due to the decrease of realized investment income of derivative instrument in the first quarter of 2024.

Net loss attributable to Qudian’s shareholders was RMB73.6 million (US$10.2 million), compared to net income attributable to Qudian’s shareholders of RMB414.3 million in the first quarter of 2023. Net loss per diluted ADS was RMB0.38 (US$0.05).

Non-GAAP net loss attributable to Qudian’s shareholders was RMB73.5 million (US$10.2 million), compared to Non-GAAP net income attributable to Qudian’s shareholders of RMB416.0 in the first quarter of 2023. Non-GAAP net loss per diluted ADS was RMB0.38 (US$0.05).

Cash Flow

As of March 31, 2024, the Company had cash and cash equivalents of RMB7,040.0 million (US$975.0 million) and restricted cash of RMB53.6 million (US$7.4 million).

For the first quarter of 2024, net cash used in operating activities was RMB112.8 million (US$15.6 million), mainly due to payments for labor-related costs and expenses and purchase of time and structured deposit. Net cash provided by investing activities was RMB111.1 million (US$15.4 million), mainly due to the net proceeds from the redemption of short-term investments, and partially offset by purchase of property and equipment for the construction of the Company’s innovation park. Net cash used in financing activities was RMB190.0 million (US$26.3 million), mainly due to the repurchase of ordinary shares.

Last-mile Delivery Business

In response to the surging demand for cross-border e-commerce transactions, the Company has proactively sought innovative logistic services and solutions to meet global consumers’ expectations for swift and top-tier delivery services. In December 2022, the Company launched its last-mile delivery services under the brand name of “Fast Horse.” The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. As of the date of this release, the Company’s last-mile delivery service is available in Australia and New Zealand.

Update on Share Repurchase

As previously disclosed, the Company established a share repurchase program in June 2022, under which the Company may purchase up to US$200 million worth of its Class A ordinary shares and/or ADSs over a 24-month period. From the launch of the share repurchase program on June 13, 2022 to the date of this release, the Company has in aggregate purchased 64.3 million ADSs in the open market for a total amount of approximately US$113.0 million (an average price of $1.8 per ADS) pursuant to the share repurchase program.

Subsequently, our Board has approved a new share repurchase program in March 2024 to purchase up to US$300 million worth of Class A ordinary shares or ADSs in the next 36 months starting from June 13, 2024, in addition to the existing share repurchase program established on June 13, 2022, scheduled to conclude on June 12, 2024.

About Qudian Inc.

Qudian Inc. ("Qudian") is a consumer-oriented technology company. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative logistics services to satisfy consumers' demand for e-commerce transactions by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to Qudian’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to Qudian’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2023	2024
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Revenues:
Sales income and others	21,859	55,849	7,735

Total revenues	21,859	55,849	7,735

Operating cost and expenses:
Cost of revenues	(22,806)	(58,036)	(8,038)
Sales and marketing	(2,629)	(105)	(15)
General and administrative	(51,201)	(57,261)	(7,931)
Research and development	(10,466)	(15,853)	(2,196)
Expected credit reversal for receivables and other assets	5,900	3,223	446
Impairment loss from other assets	(2,661)	(350)	(48)
Total operating cost and expenses	(83,863)	(128,382)	(17,782)
Other operating income	33,144	22	3

Loss from operations	(28,860)	(72,511)	(10,044)
Interest and investment income, net	241,287	54,187	7,505
Gain/(Loss) from equity method investments	1,314	(1,377)	(191)
Gain/(Loss) on derivative instruments	286,850	(36,517)	(5,058)
Foreign exchange (loss)/gain, net	(1,774)	218	30
Other income	1,605	7,391	1,024
Other expenses	(571)	(247)	(34)

Net income/(loss) before income taxes	499,851	(48,856)	(6,768)
Income tax expenses	(85,553)	(24,754)	(3,428)

Net income/(loss)	414,298	(73,610)	(10,196)

Net income/(loss) attributable to Qudian Inc.'s shareholders	414,298	(73,610)	(10,196)
Earnings/(Loss) per share for Class A and Class B ordinary shares:
Basic	1.82	(0.38)	(0.05)
Diluted	1.81	(0.38)	(0.05)

Earnings/(Loss) per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	1.82	(0.38)	(0.05)
Diluted	1.81	(0.38)	(0.05)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	227,199,812	194,517,922	194,517,922
Diluted	229,412,998	199,633,026	199,633,026

Other comprehensive loss:
Foreign currency translation adjustment	(4,090)	24,076	3,335

Total comprehensive income/(loss)	410,208	(49,534)	(6,861)

Total comprehensive income/(loss) attributable to Qudian Inc.'s shareholders	410,208	(49,534)	(6,861)

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
	2023	2024
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	7,207,343	7,039,968	975,024
Restricted cash	59,435	53,644	7,430
Time and structured deposit	1,554,121	1,624,612	225,006
Short-term investments	642,894	316,526	43,838
Accounts receivables	25,877	36,149	5,007
Other current assets	670,277	733,375	101,571
Total current assets	10,159,947	9,804,274	1,357,876

Non-current assets:
Right-of-use assets	164,585	162,276	22,475
Investment in equity method investee	136,804	149,750	20,740
Long-term investments	210,591	210,436	29,145
Property and equipment, net	1,308,338	1,340,884	185,710
Intangible assets	3,093	2,929	406
Other non-current assets	498,838	622,008	86,147
Total non-current assets	2,322,249	2,488,283	344,623

TOTAL ASSETS	12,482,196	12,292,557	1,702,499

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets (Continued)

	As of December 31,	As of March 31,
	2023	2024
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term lease liabilities	29,938	19,884	2,754
Derivative instruments-liability	312,870	343,743	47,608
Accrued expenses and other current liabilities	299,836	327,459	45,352
Income tax payable	111,842	97,647	13,524
Total current liabilities	754,486	788,733	109,238

Non-current liabilities:
Long-term lease liabilities	39,759	49,688	6,882
Total non-current liabilities	39,759	49,688	6,882
Total liabilities	794,245	838,421	116,120
Shareholders' equity:
Class A Ordinary shares	132	132	18
Class B Ordinary shares	44	44	6
Treasury shares	(899,628)	(1,082,373)	(149,907)
Additional paid-in capital	4,033,146	4,031,610	558,372
Accumulated other comprehensive loss	(24,130)	(55)	(8)
Retained earnings	8,578,387	8,504,778	1,177,898

Total shareholders' equity	11,687,951	11,454,136	1,586,379

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	12,482,196	12,292,557	1,702,499

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended March 31,
	2023	2024
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net income/(loss) attributable to Qudian Inc.'s shareholders	414,298	(73,610)	(10,196)
Add: Share-based compensation expenses	1,668	107	15
Non-GAAP net income/(loss) attributable to Qudian Inc.'s shareholders	415,966	(73,503)	(10,181)
Non-GAAP net income/(loss) per share—basic	1.83	(0.38)	(0.05)
Non-GAAP net income/(loss) per share—diluted	1.81	(0.38)	(0.05)
Weighted average shares outstanding—basic	227,199,812	194,517,922	194,517,922
Weighted average shares outstanding—diluted	229,412,998	199,633,026	199,633,026